April 13, 2023

VIA EDGAR AND ELECTRONIC MAIL

Michael Killoy
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions

Re:	Servotronics, Inc. (“SVT” or the “Company”) Preliminary Proxy Statement on Schedule 14A filed March 29, 2023 Filed by Star Equity Fund, LP, et al. SEC File No. 001-07109

Dear Mr. Killoy:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 31, 2023 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Star Equity Fund, LP and the other participants in its solicitation (collectively, “Star Equity”) and provide the following responses on Star Equity’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy on Schedule 14A filed by Star Equity on March 29, 2023

Quorum; Broker Non-Votes; Discretionary Voting, page 22

1.	We note the disclosure here and elsewhere that brokers will not have discretionary authority to vote on any of the proposals. It is our understanding that brokers may exercise discretionary authority on routine matters if they do not receive soliciting materials. Please clarify throughout the filing or advise.

Star Equity acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 22 and 23 of the Proxy Statement.

Other Matters and Additional Information, page 27

2.	Please advise us when Star Equity anticipates distributing the proxy statement. Give the reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Star Equity will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

April 13, 2023

Star Equity acknowledges the Staff’s comment and currently does not intend on distributing its definitive proxy statement before the Company files its definitive proxy statement. However, should Star Equity determine to distribute its definitive proxy statement before the Company files its definitive proxy statement, Star Equity will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and will undertake to subsequently provide any omitted information in a supplement.

Proxy Card, page i

3.	Please list the nominees in alphabetical order by last name for Company Nominees Opposed by Star Equity. See Rule 14a-19(e)(4).

Star Equity acknowledges the Staff’s comment and has revised the Proxy Card accordingly. Please see page i of the Proxy Card.

4.	We note the disclosure here and elsewhere that “if you mark more than six ‘FOR’ and/or ‘WITHHOLD’ boxes with respect to the election of directors, all of your votes for the election of directors will be deemed in valid.” It is our understanding that a shareholder’s votes for the election of directors will be deemed invalid if a shareholder marks more than six “FOR” boxes, as opposed to marking more than six “FOR” and/or “WITHHOLD” boxes. Refer to the Company’s proxy statement and card and revise or advise as appropriate.

Star Equity acknowledges the Staff’s comment and has revised the Proxy Statement and Proxy Card accordingly. Please see pages 2, 18 and 21 of the Proxy Statement and page i of the Proxy Card.

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Please contact the undersigned with any further comments or questions. Thank you.

Sincerely,

/s/ Kenneth S. Mantel

Kenneth S. Mantel